Exhibit 99.(e)(2)

Budget Speech

20 May 2010

Budget Speech

Mr Speaker,

I move that the Appropriation (2010/11 Estimates) Bill be now read a second time.

On election day 2008, New Zealanders voted for a more prosperous, ambitious New Zealand, where Kiwis have opportunities to get ahead.

The National-led Government came into office with the New Zealand economy well into recession and with the world’s financial system experiencing its worst crisis since the Great Depression.

By necessity, last year’s Budget was focused on getting New Zealand through the global crisis.  Budget 2009 maintained the nation’s credit rating, preserved income support entitlements and fulfilled commitments from the 2008 election.

To help sustain economic activity and support jobs, the Government absorbed much of the shock of the recession on its own balance sheet, thereby significantly increasing its borrowing.

The worst of the global crisis has for now passed and the economy has begun to grow again.  In fact, New Zealand has weathered the economic storm better than many other developed economies.

Government policy struck the right balance between blunting the sharp edges of recession and maintaining control of public finances.

But we have work to do.  That’s why Budget 2010 is about building the recovery, creating jobs and helping Kiwi families get ahead.

Creating and passing through this House a budget each year is at the heart of stable government.  I want to especially thank the Government’s support parties, ACT, the Māori  Party and United Future, for their contributions.

I am pleased to tell the House that this Budget will fund improved services to the public, will produce a lower track for future debt, and will deliver a tax package that will be good for the economy and good for families.

Mr Speaker,

I now turn to four main objectives of this Budget.

The first is lifting the long-term performance of the economy.

The second is reform of the tax system, to make it fairer, more sustainable and more supporting of economic growth.

The third is better delivery of public services, to make them better for users of those services and better for taxpayers.

The fourth is to maintain firm control of the Government’s finances, so we can return to budget surpluses and pull back our rising debt.

Mr Speaker,

Growth matters.  It is the only way that we can lift incomes, create permanent jobs and build the kind of country we aspire to be.

Lifting the long term performance of the economy will require considered and consistent change over the next decade because the challenges are significant.

It is convenient to blame sluggish growth on the global recession, but that is not the sole cause.

Our economy entered recession well before the financial crisis began in late 2008.

Growth in the three years prior was below one per cent per annum.  This was less than half our trading partner average, and less than one-third of Australia’s growth rate.

From mid-decade on, growth had been fuelled by a mix of rising household debt and ballooning Government expenditure, which grew 50 per cent in the five years to 2009.

By contrast, output from exporters and import competing industries had been in decline since 2005.

These include sectors such as agriculture, horticulture, mining and resources, forestry, fishing, food manufacturing and tourism, all areas where New Zealand should be benefiting from its natural advantages.

Too many New Zealanders have discovered that growth driven by debt, Government spending and property speculation does not create permanent, worthwhile jobs.

The consequences of this decline in our earning capacity are now clear: too few jobs created, a balance of payments deficit over 8 per cent of GDP until its recent decline, and negative productivity growth between 2000 and 2009.

The economy has spent more than it earned and borrowed to make up the difference.

New Zealand’s largest single vulnerability is now its large and growing net external liabilities.  New Zealand owes the world $168 billion, or around 90 per cent of GDP.

Private sector debt to foreign lenders has grown steadily over the last decade and our vulnerability will be increased by growth in government debt to foreign lenders over the next five years.

The dangers of too much debt are well illustrated by a number of European nations who are currently undergoing painful changes, involving increasing taxes, cutting public services, or both.

The Government is committed to policies that will reduce our vulnerabilities by tilting our economy away from debt and consumption toward savings, investment and exports.

Mr Speaker,

These policies underpin the updated Treasury forecasts showing steady growth of around 3 per cent over each of the next four years.

The forecasts also show that this growth will raise real incomes of the average household by about $7,000 over the next four years, and create 170,000 jobs.

Unemployment has already fallen to 6 per cent.  We share with both ACT and the Māori  Party a common desire to help New Zealanders move off welfare and get ahead under their own steam.

Global developments highlight the opportunity for New Zealand to stand out.  We will emerge from recession with sound finances, quality public services and low and stable tax rates.

We will naturally appeal as a place people want to live and do business.

Mr Speaker,

The Government’s growth strategy has identified six key drivers of stronger economic performance – a better regulatory environment for business; skills and education; quality infrastructure; science, innovation and trade; improved public sector performance; and tax reform.

These jointly form a programme to address economic imbalances and lift growth.

The Government is making progress in all six areas.

Mr Speaker,

I now turn to the Budget’s second objective, that of improving the tax system.

Tax reform is a centrepiece of this Budget.

We want a system that rewards effort and helps families get ahead.

One that attracts and retain skilled people in New Zealand.

One that encourages savings and productive investment.

And we want to make the tax system fairer.

Mr Speaker,

Tax has a powerful influence on savings and investment decisions.  Uneven tax rates have been a major drag on growth.  Sectors with low effective tax rates have expanded at the expense of the rest of the economy.

The Government is strongly of the view that investments should stand on their own merits, and not be unduly influenced by tax.

There is also compelling evidence of widespread avoidance, mostly brought about by taxpayers exploiting differing effective tax rates.  The system lacks integrity and fairness.

The Tax Working Group of 2010 echoed the findings of the earlier McLeod Tax Review of 2001 on these matters.

We also required any changes to be broadly fiscally neutral.  Given the increase in public debt of recent years, it would be irresponsible to saddle the next generation to pay for tax cuts now.

Over four years the package delivers around $15 billion of tax cuts.  This is matched by a similar level of revenue increases from less economically damaging sources.

The total package has a cost of $460 million in the first year due to some revenue initiatives which cannot be immediately implemented.

The main elements of the tax package are a shift towards lower and more uniform rates of income tax, more indirect taxation and broadening the existing tax bases.

It represents the most thorough and beneficial overhaul of the tax system in 25 years.

From 1 October 2010 we will lower personal income tax rates, and increase the rate of GST to 15 per cent.

The increase in GST has been estimated by Statistics New Zealand to raise the level of prices by about 2 per cent.

To put this in perspective, this is less than actual CPI inflation in each of the past six years.

The Government is concerned to protect the vulnerable and those less well off from this one-off rise in the general level of prices.

This continues the approach taken in last year’s Budget, which preserved income support and entitlements in the face of the global recession.

The tax package will protect the incomes of New Zealanders in two ways.

First, for income earners at all taxable income levels, the reduction in personal income tax will be sufficient to match the increase in GST.

Second, the package will provide, from 1 October 2010, an immediate lift in the levels of New Zealand Superannuation, all main benefits, student allowances and Working for Families payments.  This will be sufficient to offset the estimated impact on prices due to the rise in GST.

The payments will be adjusted to ensure the full CPI effect is captured, excluding the CPI impact of the tobacco excise increase.

Revenue raised, from GST and other base broadening measures, will be used to fund an across the board reduction in all income tax rates.

The changes to personal income tax rates, to apply from 1 October 2010, will be as follows:

The initial income tax rate applying up to income of $14,000 will reduce from 12.5 per cent to 10.5 per cent.

The tax rate applying to income between $14,000 and $48,000 will reduce from 21 per cent to 17.5 per cent.

The tax rate applying to income between $48,000 and $70,000 will reduce from 33 per cent to 30 per cent.

The tax rate applying to income over $70,000 will reduce from 38 per cent to 33 per cent.

These are substantial and worthwhile tax reductions.

They mean that, for example, a typical two earner family, with two children who earns the average household income, will, after allowing for the increase in GST, be better off by $25 per week, or $1,285 per year.

When combined with the tax cuts already delivered from 1 April 2009, that family will be better off by over $43 per week or $2,245 per year.

The changes also mean that since March 2009 the marginal rate of income tax faced by taxpayers earning between $40,000 and $48,000, just below the average wage, will have almost halved from 33 per cent to 17.5 per cent.

Taxpayers wanting to know how their own position is changed by today’s tax package can consult our website, www.taxguide.govt.nz and make this calculation.

Mr Speaker,

The Government believes that in a world of mobile capital, business income is particularly sensitive to tax rates.

When New Zealand’s company tax rate was set at 33 per cent more than 20 years ago that rate was competitive by world standards.

Since then company tax rates show strong downward momentum around the globe.

The tax rate applying to New Zealand companies will reduce from 30 per cent to 28 per cent.  This will apply from the start of the 2011/12 income year.

28 per cent will also become the standard tax rate applying to most savings vehicles.

It will apply to vehicles taxed as companies, including Group Investment Funds, unit trusts, life insurance and superannuation funds.  It will also be the maximum tax rate applicable to Portfolio Investment Entities, known as PIEs.

Lower income taxpayers will still have access to lower rates via imputation credits from companies and electing lower PIE rates.

The tax rate applying to trusts will remain at 33 per cent, the same as the new top personal rate of income tax.

The previous gap between the 33 per cent tax rate for trusts and the 38 per cent rate for higher income individuals has spawned widespread use of trusts as tax planning vehicles.  Trusts have an important role in our economy, but this should not be driven by tax advantages.

Applying a lower and more uniform tax rate to most forms of capital income will improve the durability and integrity of the tax system.  It will encourage individuals to save and companies to invest.

Mr Speaker,

The Tax Working Group also reported that anomalies arise through the use of taxable income as a means of determining eligibility for certain Government assistance.  Taxable income may not always be a good measure of true economic circumstances.

As an initial step, from 1 April 2011 investment losses will be added back to taxable income for the purpose of determining a family’s eligibility for Working for Families assistance.

Further changes of eligibility for Government assistance, including student allowances, covering areas such as distributions from trusts and income from cash PIEs, will follow after the Budget.  Officials will release a paper setting out the issues and proposed solutions later this year for implementation from 1 April 2011.

Mr Speaker,

The Budget will also introduce a range of measures to broaden tax bases.  These measures are being introduced to improve the fairness and efficiency of the tax system, and to improve the economy.

The existing 20 per cent loading on depreciation for new investments will be removed for assets acquired after today.  Assets already purchased will continue to receive the loading.

This allowance explicitly departed from the principle of allowing deductions for true economic depreciation.  It results in other taxpayers effectively supporting investments that might not stand up on their own merits.

In addition, the Government is not convinced that all buildings actually depreciate.

It is clear that some do.  But many New Zealanders live happily in houses constructed over 100 years ago.

Allowing tax deductions for depreciation provides an unfair tax advantage for these assets.

Accordingly, the depreciation rate for most buildings with an expected life of 50 years or more will be set to zero from the start of the 2011/12 income year.

Those buildings where the current depreciation schedule is consistent with a useful life of less than 50 years will be unaffected.

Building owners who believe that, under these rules, a class of buildings should qualify for depreciation, may seek a provisional rate from Inland Revenue as they do at present.

Following the Budget, the treatment of commercial building fitout will be reviewed and if necessary amended prior to 1 April 2011 to clarify the law on the split between buildings which will not be depreciable and separate assets which will continue to be depreciable.

Taxpayers will, of course, still be able to claim deductions for repairs and maintenance.

Many investors hold property through Loss Attributing Qualifying Companies, or LAQCs.  After a short period of consultation, legislation will be proposed so that from 1 April 2011 all LAQCs will be taxed as limited partnerships.

The main impact of this change will be to ensure both profits and losses are assessed at the marginal tax rate of the investor.

The Government has also reviewed taxation of inward investment into New Zealand.  International tax law generally provides that income should be taxed in the jurisdiction where it is earned.

However, it is relatively easy to transfer income between jurisdictions by use of debt, often between related parties.

New Zealand, like most countries, operates “thin capitalisation” rules to limit this practice.  The current “safe harbour” limit for gearing on foreign owned investments, will be reduced from 75 per cent to 60 per cent from the 2011/12 income year.

Mr Speaker,

This package of tax changes represents a major step forward.  By improving incentives to save, and evening up effective tax rates across sectors and across vehicles, it directly addresses some of the problems that have beset the economy in recent years.

The package improves fairness and the integrity of the tax system.  It ensures that taxpayers with similar circumstances and true economic incomes will have similar tax positions.

The package is broadly neutral in terms of income distribution.

While higher income earners pay more tax and therefore receive larger personal income tax reductions, these groups also bear most of the impact of the tax base broadening measures.

In addition, the compensation package is targeted to those on lower incomes.

On average most New Zealanders receive roughly a half to one per cent average increase in real disposable income.

The impact of the tax changes on economic growth will be positive, though only a small allowance has been made for this in the fiscal projections.

Finally, I thank my colleague, the Hon Peter Dunne, who as Minister of Revenue has worked tirelessly to help deliver the tax package before the House today.

Mr Speaker,

Budget 2010 also contains a range of other initiatives that will promote growth.

We have focused funding on investing in innovation and encouraging growth in selected productive sectors.

The Budget allocates $321 million over four years for a range of science and R&D incentives, lifting total spending to $750 million per annum.

This includes business R&D grants and assistance for firms to access new ideas, science and technology from Public Research Organisations, stronger commercialisation within CRIs and universities, and research infrastructure.

The global financial crisis was a setback for tourism.  The Budget allocates $30 million of new spending in 2010/11, mostly to increase the marketing of New Zealand as a tourism destination internationally.

The Government will legislate this year to support the aquaculture sector’s objective of becoming a billion dollar industry by 2025, working with industry and other stakeholders to lift regulatory barriers.

Late last year the Government agreed to most of the recommendations of the Capital Market Development Taskforce, and is in the process of implementing them.

The Government released a plan to unlock New Zealand’s petroleum and mineral potential in November 2009 and has begun implementing it.  This Budget funds implementation of that plan.

Water is also a key strategic resource.  The Government is currently working on improving the regulatory regime, including those parts that impact storage and irrigation, as part of an efficient and sustainable water management programme.

Mr Speaker,

Another important leg of our growth plan is to improve access for New Zealand exporters to world markets.

China has recently and rapidly become our second largest trading partner.

Given the increasing importance to New Zealand of trade with Asia and the Pacific Rim, we have also recently signed Free Trade Agreements with Hong Kong and Malaysia, and are negotiating with Korea and India.

Our Agreement with the 10 countries of ASEAN recently came into force.

We are working with the Trans-Pacific Partnership regional grouping, including the United States, to open further markets and opportunities for New Zealand exporters.

Mr Speaker,

To ensure that these and related initiatives continue to benefit the economy, we have established the Productivity Commission.  This will be a standing body with high level expertise, operating independently with a wide brief to undertake inquiries into productivity-related matters.  It will be in place by April 2011.

The Government also intends to release a discussion document on ways to ensure that all new and existing regulation is subject to proper scrutiny.  This will help avoid proliferation of red tape.

For both of these initiatives the Government is grateful for the leadership shown by the Hon Rodney Hide and the ACT Party.

Mr Speaker,

I now turn to how the Government can ensure better delivery of services to the public.

A more efficient public sector will deliver better quality services, while reducing fiscal and tax pressures on the rest of the economy.

The Government determined that rather than spread new spending resources thinly, it would focus on those few high priority areas that really mattered.

Three quarters of the new spending allowance has been allocated to improving health and education services, and to lifting science and innovation.  Most of the other votes received either small or no increases.  Many will see no additional funding for several years.

The Government is working with public sector chief executives to deliver higher quality services more efficiently, as every other organisation in the community has had to do over the past two years, and I thank them for their efforts.  We will continue to scrutinise every dollar of public spending.

As we committed a year ago, Budget 2010 lives within a new operating spending allowance of $1.1 billion per year.  In addition, a further $1.8 billion has been made available between now and 2014 by redirecting resources into higher priority areas, including within health and education spending.

Core Crown expenditure also increases due to rising benefit and superannuation costs, increased finance costs and expenditure on the emissions trading scheme.

In total, core Crown expenditure is forecast to increase by $5.9 billion, to over $70 billion, in 2010/11.

Mr Speaker,

The largest share of new spending has been dedicated to improving core Government services.

In total, Health has been allocated an additional $2.1 billion over the next four years, including an extra $512 million in 2010/11 to cater for ongoing demographic and price pressures.

This includes $93 million for disability support and $60 million to boost elective surgery over the next four years.

The Government’s commitment to education remains strong.  This Government wants all young New Zealanders to reach their potential and be given the opportunity to succeed.

The Budget provides an extra $1.6 billion for education over four years.

This will fund a 4 per cent increase in operating expenditure for schools.  It also includes $349 million for school property, $92 million to raise participation in Early Childhood Education for families in areas currently under-represented, and $48 million to extend the Youth Guarantee.

Social services are also a priority.  Building on the success of the Government’s Community Response Fund, the Budget provides $91 million over the next four years for Non-Government Organisations to deliver extra services.

Justice receives $147 million in new operating expenditure, as well as significant capital expenditure.  This will fund a lift in prison capacity, legal aid restructuring and increase Family and Youth Court professional services.

Our commitment to Whānau Ora is matched by funding of $134 million over four years.  The first wave of 20 Whānau Ora providers will be selected through an Expressions of Interest process that begins next month.

The Budget provides almost $20 million for two new Whare Oranga Ake reintegration units.

I particularly thank the Hon Dr Pita Sharples and the Hon Tariana Turia as the Ministers responsible, together with the rest of the Māori Party.

The Government retains an on-going commitment to growing the supply of affordable housing for New Zealanders and their families.  $20 million has been provided to extend Housing New Zealand’s Housing Innovation Fund for another year.

Mr Speaker,

The Government is determined to improve management of government owned assets.  Too often Government assets have been poorly managed and liabilities poorly monitored.

As at 30 June 2009, the Crown balance sheet showed $217 billion of assets and $118 billion of liabilities.

The Crown has wide range of holdings, and is by far the largest asset owner in the country.

It holds around $100 billion of what could be termed social assets, including roads, national parks, state housing, schools and hospitals.

It holds around $70 billion of financial assets, comprising a wide range of local and overseas investments, all of which produce commercial returns.

And it holds over $50 billion worth of commercial assets, comprising mainly SOEs and KiwiRail.

These assets have been funded by New Zealanders paying taxes and fees over decades.

The Budget forecasts show that over the next four years the value of Government owned assets is expected to increase by some $32 billion.  This represents growth in taxpayer wealth.

This level of investment demands a high standard of stewardship by Government.

Since taking office the Government has been working hard to understand the capital demands of its operations, and to allocate capital to where it can best be used.

We have produced the first National Infrastructure Plan, tightened commercial disciplines on SOEs and started to introduce better disciplines on procurement processes.

New capital spending decisions in this Budget reflect this increased emphasis on managing the public’s resources to promote growth.

We continue to invest in our $7.5 billion infrastructure programme over the next four years.

The Budget funds major investment in the rail network.

The Government has committed in principle to investing $750 million over the next three years, as its contribution to KiwiRail’s $4.6 billion turnaround plan.

This is in addition to $500 million over four years to purchase electric commuter trains.

Another major investment is the Government’s ongoing investment in ultra-fast broadband infrastructure through Crown Fibre Holdings.

Budget 2010 allocates a further $200 million of capital funding, in addition to the $248 million allocated last year, as part of a total expected investment of $1.5 billion.

This funding will enable Crown Fibre Holdings to start making substantial contract commitments with the private sector to start rolling out the new fibre network.

A further $48 million has been allocated for ultra-fast broadband in schools.

Funding has been set aside for a new prison, potentially delivered via a Public Private Partnership.

Mr Speaker,

I now turn to the Government’s fourth objective, that of maintaining firm control of the government’s finances, so we can return the budget to surplus and reduce our rising debt.

The fiscal outlook has improved from last year, due to the economy returning to growth and the positive impact of Budget 2009 decisions.

The projected operating deficit for the next financial year is $8.6 billion or 4.2 per cent of GDP.

It is projected to improve steadily in each subsequent year, and to reach surplus in 2015/16, three years ahead of last year’s projection.

As a result of this improved outlook the debt projections have also become more favourable.

Net core Crown debt is now projected to peak at 27 per cent of GDP in 2014/15 and then decline steadily.  This is both a lower and earlier peak than was projected in last year’s Budget.  It contrasts strongly with the outlook of ever rising debt which the Government was presented with in late 2008.

By 2024, net core Crown debt is projected to be back to 14 per cent of GDP, or about the level before the crisis struck.

However, it will require at least a further decade of disciplined fiscal management to deal with the effects of the global financial crisis and the huge lift in Government spending during the boom years leading up to that crisis.

Financing new and maturing debt will require the Government to borrow around $240 million every week over the next three years.  Debt is projected to reach $68 billion by 2014/15.

This substantial rise in debt will mean that interest costs more than double.

Our long term fiscal objective remains to ensure that net debt is brought back to no more than 20 per cent of GDP by the mid 2020s.  The current projections show this being achieved by 2022.

If possible it would be preferable to return to this low level of debt earlier.

Mr Speaker,

The improvement in the debt outlook gives the Government some flexibility to absorb part of any future shocks, as it did in the last recession.

Our intention is that any favourable surprises will be used for deficit reduction and debt consolidation.

When the books are balanced and debt has stopped rising the Government will have more choices about where to invest, spend or reduce taxes.

Mr Speaker,

Budget 2010 is about building the recovery and helping New Zealanders prosper.

The Prime Minister has made clear this Government’s aspirations for an economy that values enterprise, rewards people for effort and encourages them to get ahead.

New Zealand has successfully navigated the worst global crisis in a generation.  The challenge now is to build growth and create new jobs.  Sustained growth provides opportunities for New Zealanders to achieve their aspirations.

Budget 2010 drives the New Zealand economy forward, moving away from debt and consumption while increasing investment and exports.

We set a path for responsible Government spending last year, and we maintain that path in this Budget.

We have changed the tax system to rebalance the economy, to put cash into people’s hands and to encourage them to save more and consume less.  This will have a long term benefit.

We now have our debt under control and unemployment is beginning to fall.  We will emerge as one of the countries that other nations aspire to be more like.

There are risks to the recovery.  A mountain of debt hangs over a number of our export destinations, and will also influence the markets that lend to New Zealand.

We cannot take for granted the contribution that the Australian and Chinese economies have made to our growth.

However, we are on track to a position most developed economies will envy.

This includes more new jobs, falling unemployment, rising family incomes, quality public services and sound public finances.

Mr Speaker,

This Budget continues to build a platform for a much more ambitious New Zealand.

Mr Speaker,

I commend this Budget to the House.